TWIN LAKES, INC.
                         1700 West Horizon Ridge Parkway
                             Henderson, Nevada 89012
                                 (702) 614-1750


                                                     January 2, 2002

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

            Re:   Registration Statement on Form SB-2
                  Registration No. 333-45776
                  Application to Withdraw Registration Statement

Dear Sirs/Madams:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Twin Lakes, Inc. (the "Company") hereby requests the withdrawal of the Company's Registration Statement on Form SB-2 (Registration No.:333-45776) filed with the Securities and Exchange Commission (the "SEC") on September 14, 2000, as amended by Amendment No. 1 filed with the SEC on December 28, 2000 (the "Registration Statement").

     The Registration Statement sought to register under the Act a total of 600,000 units to be offered by the Company and an additional 3 million units to be offered by selling securityholders. Subsequent to the filing of the Registration Statement, the Company determined not to proceed with the offering. No units, nor the securities underlying the units, were sold by the Company nor by any selling securityholder identified in the Registration Statement. Further, the Company has not conducted a private placement of any of its securities since the filing of the Registration Statement and has no present intention to conduct a private placement of any of its securities.

     Please acknowledge your consent to this request for withdrawal of the Registration Statement by forwarding to the Company a copy of the order of withdrawal of the Registration Statement.

Securities and Exchange Commission
January 2, 2002
Page - 2 -

     If you have any questions or comments with respect to this withdrawal request, please contact either the Company's counsel, Elliot H. Lutzker, Esq., of Snow Becker Krauss P.C., at 605 Third Avenue, New York, New York 10158 (Telephone: 212-455-0322) or the undersigned, at the address or telephone set forth above.


                                    Very truly yours,
                                    Twin Lakes, Inc.


                                    By:            /s/ Johnny R. Thomas
                                          --------------------------------------
                                                     Johnny R. Thomas
                                                  Chief Executive Officer



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